SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2024

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV’S 2024 ANNUAL REPORT ON FORM 20-F

AVAILABLE ON OUR WEBSITE

São Paulo, March 12, 2025 – Ambev S.A. [B3: ABEV3; NYSE: ABEV] announces that the Company’s annual report on Form 20-F for the year ended December 31, 2024 was filed with the U.S. Securities and Exchange Commission - SEC (www.sec.gov) on March 12, 2025 and is available on the Company’s website (ri.ambev.com.br) and also on the Company’s page on SEC's database (www.sec.gov/edgar/). ADR holders may receive a hard copy of the Company’s complete audited financial statements contained in the Form 20-F free of charge, upon request.

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Ambev S.A.

Investor Relations Department

Contact e-mail: ri@ambev.com.br

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 12, 2024

AMBEV S.A.

By:	/s/ Lucas Machado Lira
Lucas Machado Lira Chief Financial and Investor Relations Officer